Intec Pharma Ltd.

12 Hartom Street

Har Hotzvim, Jerusalem 777512, Israel

FOIA CONFIDENTIAL TREATMENT REQUESTED ON BEHALF OF

INTEC PHARMA LTD. PURSUANT TO 17 C.F.R. 200.83

June 26, 2015

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Intec Pharma Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 1, 2015 CIK No. 0001638381

Dear Mr. Riedler:

On behalf of Intec Pharma Ltd. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated June 11, 2015, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, submitted to the Commission on June 1, 2015 (CIK No. 0001638381) (the “Draft Registration Statement”).

In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83), the Company requests confidential treatment of the portions of this letter highlighted and bracketed below (collectively, the “Confidential Material”). Please promptly inform Robert L. Grossman, Esq. of Greenberg Traurig, P.A., counsel to the Company, at 305-579-0756, of any request for disclosure of all or a portion of the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of the redacted letter is also being delivered to the Freedom of Information Act Officer of the Commission.

For your convenience, we have set forth the text of the Staff’s comment in bold, followed by the Company’s response thereto.

Business

New Product Development for Global Pharmaceutical Company, page 67

1	We note that you have entered into a new product development agreement with a global pharmaceutical company. Please revise your disclosure where you discuss the product development agreement to identify the counterparty to the agreement, the duration of the agreement, the duration of the applicable royalty payment obligation and any material early termination provisions.

Company’s Response:

In response to the Staff’s comment, please see the proposed revisions to Page 67 of the Draft Registration Statement, attached in blacklined format as Exhibit A to this letter, stating the duration of the new product development agreement and the duration of the applicable royalty payment obligation.

Counterparty to the New Product Development Agreement

The Company acknowledges the Staff’s comment to revise the Company’s disclosure to identify the counterparty to the new product development agreement. The Company respectfully advises the Staff that the Company does not believe that the identity of the counterparty to the agreement is material to a potential investor when making an investment decision with respect to the Company’s securities. The Company’s proposed disclosure in the Draft Registration Statement qualitatively describes the identity of the counterparty as, to the Company’s knowledge, one of the world’s 20 largest pharmaceutical companies in terms of market capitalization. The Company believes that the existing proposed disclosure of the counterparty in a qualitative manner is sufficient to allow a potential investor in the Company’s securities to evaluate the ability of the counterparty to fulfill both its financial obligations under the agreement and its potential responsibility for the pre-clinical and clinical activities required for the purpose of obtaining regulatory approval for the product being developed, as well as for the manufacturing and commercialization thereof. The Company further believes that disclosure of the identity of the counterparty could cause investors to place undue prominence on the early-stage of the development of the product prior to the commencement of even early stage clinical trials for such product because of the product’s association with the counterparty.

In addition, the Company has stated in the Draft Registration Statement that one of its business strategies is to seek to build a portfolio of commercially attractive partnerships in a blend of co-developments and licenses. As part of the execution of such a strategy, the Company will seek to enter into product development agreements with various third parties, which agreements may be similar to the new product agreement that the Company recently entered into. The Company believes that as it pursues such a strategy, the continued execution of agreements with third parties will be more material to investors than the identity of any given counterparty, especially due to the risks inherent with early stage product development. As with the disclosure of the counterparty to the new product development agreement, the Company believes that the disclosure of each future counterparty may place undue prominence on such counterparty, depending on the terms of the given agreement.

Rule 83 confidential treatment request made by Intec Pharma Ltd.; request number 1.

2

In addition to the Company’s beliefs set forth above, the Company believes that public disclosure of the identity of the counterparty would cause substantial harm to the competitive position of the Company and the counterparty. [***][1] The Company believes that these competitive harms should be weighed when considering the materiality of the disclosure to investors.

Material Early Termination Provisions of the New Product Development Agreement

The Company also acknowledges the Staff’s comment to revise the Company’s disclosure to identify any material early termination provisions in the new product development agreement. The Company respectfully advises the Staff that the Company does not believe that the early termination provisions in the new product development agreement are material to a potential investor when making an investment decision with respect to the Company’s securities.

The Company believes that it is common for pharmaceutical product development agreements to be terminable at an early stage of product development and that investors in biopharmaceutical companies are aware that a company may halt the development of a particular pharmaceutical product (whether being developed independently or with a strategic partner) at any time. However, the Company believes the specific time period in which a strategic partner is permitted to terminate a given product development agreement is a confidential term and that disclosure of such period could be highly detrimental to the interests of the Company and its investors. If the time period in which a strategic partner is permitted to terminate a product development agreement is publicly disclosed, the Company’s competitors could use such information to target the Company’s strategic partners at a time in which such strategic partners’ respective relationships with the Company are terminable, which could impede the Company’s ability to develop and/or commercialize products with such strategic partners. The Company believes that these competitive harms should be weighed when considering the materiality of the disclosure to investors.

Conclusion

The Company respectfully advises the Staff that the Company believes that the counterparty and any material early termination provisions in the new product development agreement are not material to investors and that disclosure is therefore not necessary for the protection of investors. The Company believes that it is unlikely that a reasonable investor would find this information important in deciding whether to buy or sell the Company’s securities or exercise his, her or its rights as a stockholder of the Company. The Company believes that a reasonable investor would find that the disclosure that the Staff is requesting would not significantly alter the total mix of information available about the Company’s development efforts under the new product development agreement given the more general disclosure already provided by the Company as described above. Furthermore, substantially all of the text of the new development agreement is available for public review. The Company believes that disclosure of information in response to the Staff’s requests would add little to an investor’s understanding of the Company’s business, yet such disclosure could jeopardize the Company’s competitive position.

* * * * *

1 ***Intec Pharma Ltd. requests that the information contained in Request Number 1 be treated as confidential information and that the SEC provide timely notice to the contact person identified on Page 1 before it permits any disclosure of the marked information.

3

We thank you in advance for your consideration of this response. If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (+972) (2) 586-4657 or Robert L. Grossman, Esq. or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0756 or (305) 579-0856, respectively.

Sincerely,

/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

cc:         Bryan Pitko

              Tabatha McCullom

Lisa Vanjoske

Matthew Jones

Securities and Exchange Commission

Robert L. Grossman, Esq.

Joshua M. Samek, Esq.

Greenberg Traurig, P.A.

4

Exhibit A

Proposed Revisions to Page 67 of Draft Registration Statement

New Product Development for Global Pharmaceutical Company

On April 15, 2015, we entered into an agreement for the development of a designated Accordion Pill with a marketed, proprietary drug of a global pharmaceutical company, which, to our knowledge, is one of the world’s 20 largest pharmaceutical companies in terms of market capitalization.

Pursuant to the agreement, we will conduct activities for the development of the designated Accordion Pill pursuant to an agreed upon research plan, which will be funded by the global pharmaceutical company, subject to the achievement of certain research plan milestones. We granted the global pharmaceutical company an option to obtain an exclusive, worldwide, royalty bearing license to our technology, as implemented in the product being developed, for the current approved indication of its proprietary drug. Pursuant to the agreement and to the extent we are not otherwise precluded from doing so, at the request of the global pharmaceutical company, we will negotiate in good faith the expansion of the license field for additional indications, and the terms and conditions thereof. Upon exercise of the option, the global pharmaceutical company will be responsible for, and bear all costs associated with, pre-clinical and clinical activities required for the purpose of obtaining regulatory approval for the product being developed, as well as for the manufacturing and commercialization thereof. The global pharmaceutical company has also agreed to consider in good faith engaging us as a manufacturer of commercial supply of the product being developed.

Pursuant to the agreement, we will be entitled to the following payments:

•	$250,000 within 15 days from the execution of the agreement, for funding the research plan, and an additional aggregate amount of up to $670,000 for the achievement of research plan milestones;

•	$8,000,000 in consideration for the exercise of the option;

•	Several payments in an aggregate amount of $39 million upon the achievement of milestones related to the development of the product, regulatory filings for the purpose of obtaining regulatory approvals and reaching first commercial sales in the United States and Europe; and

•	Royalties in a low single-digit rate on net sales, provided that the aggregate annual royalties will not exceed $25 million and the aggregate amount of royalties payable under the agreement will not exceed $100 million.

We are entitled to the aforementioned royalty payments for the duration of the royalty term. The royalty term is defined with respect to each collaboration product in each country as the period beginning on the date of the first commercial sale of such collaboration product in such country and ending on the later of (a) the expiration of the last to expire valid patent right claims that cover such collaboration product in such country and (b) the expiration of a regulatory exclusivity period granted or afforded by applicable laws or by a regulatory authority with respect to such collaboration product in such country.

The agreement includes separate research, option exercise and commercialization periods, all of which are subject to certain development and deliverables milestones in addition to the global pharmaceutical company’s approval. The research period includes certain research performance milestones and is the period beginning on the date of the agreement and ending on the earlier of (a) the global pharmaceutical company’s termination of the agreement in accordance with such milestones or the agreement’s general termination provisions, or (b) the acceptance date of such research materials. The option exercise period is the period beginning on the date of the agreement and ending on the earliest of (i) termination of the agreement in accordance with the research milestones, (ii) the date that is 24 months after the acceptance date of the research materials, or (iii) the exercise of the option by the global pharmaceutical company (although a certain exception allows for the extension of the option period). The commercial period is the period beginning on the option exercise date and ending with the expiration of the royalty term in all countries of the territory, subject to the agreement’s general termination provisions.

The agreement further includes provisions with respect to regulatory collaboration, confidentiality, title and maintenance of intellectual property owned by the parties and developed under the agreement, liability, indemnification and insurance. Pursuant to the agreement, our know-how and intellectual property existing as of the date of the agreement and new know-how and intellectual property developed by the parties under the agreement in connection with the Accordion Pill, which is not specifically related to the product being developed, will be owned by us and may be used by us for products and for purposes of additional collaborations, subject to the limits of the license.